Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BlackBoxGo Inc.
133 Washington Street, #917
Dover, NH 03821
https://zooni.app/

Up to $1,234,970.22 in Common Stock at $37.29
Minimum Target Amount: $14,990.58

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BlackBoxGo Inc.
Address: 133 Washington Street, #917, Dover, NH 03821
State of Incorporation: DE
Date Incorporated: February 28, 2022

Terms:

Equity

Offering Minimum: $14,990.58 | 402 shares of Common Stock
Offering Maximum: $1,234,970.22 | 33,118 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $37.29
Minimum Investment Amount (per investor): $186.45

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock issuable upon conversion of the Securities, (ii) give and receive notices and communications, including notices of stockholder meetings and related proxy statements, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Common Stock or Preferred Stock issued upon conversion of the Securities. However, this proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Common Stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended, covering such Common Stock. Notwithstanding the foregoing, in the case of any shareholder meeting of the Company, the proxy and power granted to the CEO by the Subscriber pursuant to this Section shall only become operative if the Subscriber fails to attend and vote at, or otherwise deliver a proxy on or prior to the date of, such meeting.

Perks

Time-Based Perk:

Friends and Family Early Birds
Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus
Invest within the first week and receive 15% bonus shares.

Early Bird Bonus
Invest within the first two weeks and receive 10% bonus shares.

Amount-Based Perk:

$250+ | 1st Perk
Invest $250+ and receive:
2% Bonus Shares

$500+ | 2nd Perk
Invest $500 and receive:
4% Bonus Shares
Zooni T-Shirt
Verified Zooni "owner badge" on your Zooni profile

$1,000+ | 3rd Perk
Invest $1,000 and receive:
5% Bonus Shares
Zooni T-Shirt
Verified Zooni "owner badge" on your Zooni profile
First look at selected new product releases for a year after the offering (before the general public) with opportunity to provide feedback to Zooni team

$2,500+ | 4th Perk
Invest $2,500 and receive:
10% Bonus Shares
Zooni T-Shirt
Verified Zooni "owner badge" on your Zooni profile
First look at selected new product releases for a year after the offering (before the general public) with opportunity to provide feedback to Zooni team

$5,000+ | 5th Perk
Invest $5,000 and receive:
12% Bonus Shares
Zooni T-Shirt
Verified Zooni "owner badge" on your Zooni profile
First look at selected new product releases for a year after the offering (before the general public) with opportunity to provide feedback to Zooni team
360 degree camera

$10,000+ | 6th Perk Title
Invest $10,000 and receive:
15% Bonus Shares
Zooni T-Shirt
First look at selected new product releases for a year after the offering (before the general public) with opportunity to provide feedback to Zooni team
Verified Zooni "owner badge" on your Zooni profile
360 degree camera

Loyalty Bonus: Receive 20% bonus shares in Zooni's current offering on StartEngine if you've (i) previously invested in this issuer or (ii) or indicated interest by signing up to receive news regarding the offering on Zooni's domain. Note: *Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 20% bonus shares from the Loyalty Bonus.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Zooni, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $37.29 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $3,279. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Zooni is a video-only social media platform that dramatically innovates the way fans and creators connect. With a focus on user safety, Zooni’s AI-driven algorithms are designed to tackle cyberbullying, reward positive content discovery and foster deeper collaboration between fans and creators. Also, as what we believe to be the first video-only app to enable simultaneous video recording between the front and rear-facing camera, the platform is built to evolve with advances in smartphone technology and pioneer innovative formats for content creation. Since its launch, Zooni has racked up over 11,000 subscribers and exceeded projected engagement metrics. The company is currently pre-revenue, but the app is available for download in the iOS App Store.

Business Model

Zooni anticipates four primary sources of revenue:

1. Creator Subscriptions: empowering our creators to monetize their own content. Similar

to Patreon, fans will be able to pay to access premium content created by their favorite influencers and Zooni plans to take a percentage of all content transactions on our platform.

2. Events and Live Streams: offering a paywall option, like Twitch, for fans to access exclusive content like live concerts, festivals and charity events, and Zooni plans to retain a percentage of each paywall transaction.

3. Sponsorships: collaboration directly with brands, talent-direct, and creative and advertising agencies to produce native content campaigns built exclusively for the Zooni platform and distributed throughout the social media landscape. Zooni will also work with the brands to integrate and promoted this sponsored content on the platform to promote discovery and given priority #trending in search to encourage virality.

4. Augmented Reality (AR): Zooni plans to build a marketplace and monetize AR in two ways: (a) create and sell exclusive packages of premium AR filters built by us for our users; (b) partner with brands and IP holders directly to create AR filters which market their products, like a Revlon lip-gloss filter or a whole cast of AR masks for the next Avenger movie!

Assets

Zooni assets include: proprietary, copyright-protected code which enables users to create and share content on our platform. Zooni also retains favorable license rights for use of content created on our platform: our "content library." In addition, Zooni has multiple AI-driven machine learning algorithms, which we intend to continue to evolve throughout the company life-cycle, and, finally, Zooni plans to seek patents when deemed appropriate in several areas as we build novel features for the platform.

Corporate Structure

BlackBoxGo Inc. was initially organized as BlackBoxGo LLC, a New York limited liability company on 2/28/2022. On 12/28/2022, the New York LLC was merged into a Delaware Limited Liability Company, BlackBoxGo LLC. Then, the Delaware LLC converted to a Delaware corporation on 1/18/23, as BlackBoxGo Inc.

Competitors and Industry

Competitors

To us, social media companies fall into two categories: (1) Established/Traditional Players: Facebook, Instagram, TikTok and (2) Anti-Social Media Players: BeReal, Dispo, Poparazzi.

Today, as the established social media titans expand to new areas of business (TikTok: e-comm; Facebook: VR and spatial computing) at the expense of their core product offering, they fight for relevance.

As a result, every year a new social platform emerges with a unique take and threatens the stability of the established players. We have seen it this year with BeReal, and with Clubhouse, Dispo and Poparazzi before that. These companies prove that there is a market for "the next disruptive platform." However, the hard-line against ingrained user behavior/expectations has never borne long-term success.

BeReal, the photo sharing app is who we consider to be our closest direct competition. It uses both the front and rear-facing cameras to allow their users to create photo-based content. But unlike Zooni, BeReal is committed to being an anti-social media company, even going so far as saying in customer-facing company materials, "If you want to be an influencer you can stay on TikTok and Instagram."

To their credit, BeReal has created space for itself by taking this approach. But we question this approach and its long-term scalability.

Industry

Our initial target audience comprises 13 to 30 year old social media users, broken down into the following cohorts: 13-14, 15-17, 18-24, 25-30 year olds, and users of TikTok, Snapchat, Instagram, BeReal, YouTube, Patreon and Twitch. We calculate the overall market to total roughly 200 million individuals (U.S. only). According to Bloomberg, Gen Z (making up the core of our target market) has $360 billion in disposable income, more than double an estimate from three years ago, and Bloomberg predicts it will reach $2 trillion by 2030. In 2021, over 4.26 billion people were using social media worldwide, a number projected to increase to almost 6 billion in 2027.

Our extensive market research (presented in part in this form) has shown the market is not just evolving, but expected to expand significantly throughout the decade.

Source for 6 billion by 2027: https://www.statista.com/statistics/278414/number-of-worldwide-social-network-users/#:~:text=How%20many%20people%20use%20social,almost%20six%20billion%20in%202027.

Current Stage and Roadmap

Current Stage

We are currently in-market with our product. We are pre-revenue.

Future Roadmap

Zooni's user-customers include both creators and fans. Creators can use the platform for free to create, share, engage and monetize their content, while fans can connect and engage with their favorite creators for free in a safer and closer environment. Zooni's revenue sources include Creator Subscriptions, Events and Live Streams, Sponsorships, and Augmented Reality. Augmented Reality. Zooni does not plan at this time to sell traditional digital advertising. With its focus on democratizing the idea of "influencer" and enabling anyone on the platform to monetize their content, Zooni aims to become the ultimate social media content creator studio.

The Team

Officers and Directors

Name: Thomas Andrew Vance

Thomas Andrew Vance's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Co-CEO & Director
  Dates of Service: March, 2020 - Present
  Responsibilities: With Greg Lawrance, business & financial strategy, fundraising & investor relations, partnerships & legal, with a specific focus on product development & technology partnerships and R&D. Tom does not currently receive compensation, but owns about 22% of the Company. The Company plans to compensate him at a rate of $8,500 a month in the future.

Other business experience in the past three years:

- **Employer:** Jaunt XR
  Title: Head of Studio, VP of Studio Creative
  Dates of Service: June, 2015 - January, 2019
  Responsibilities: First Los Angeles-based hire for the leading immersive media and technology company that sold to Verizon in 2019, Tom oversaw Jaunt's studio business, producing and distributing immersive content for brands and media companies.

Name: Gregory Connell Lawrance

Gregory Connell Lawrance's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Co-CEO & Director
  Dates of Service: March, 2020 - Present
  Responsibilities: With Tom Vance, business & financial strategy, fundraising & investor relations, partnerships & legal, with a specific focus on strategic talent and brand partnerships and growth strategy. Greg does not currently receive compensation but owns about 32% of the Company. The Company plans to compensate him at a rate of $8,500 a month in the future.

Other business experience in the past three years:

- **Employer:** Ready Go Ventures
  Title: Founder and Chairman
  Dates of Service: December, 2017 - Present
  Responsibilities: Responsible for highly-profitable first year by generating $6 million in year 1 revenue. Pitch and sign mega influencer partners including Jacksepticeye, Markiplier, Laura Clery, JC Caylen, Queer Eye's Karamo Brown, The Amazing Race's Holderness Family (among others). Recently signed Uncle Bud's (carried in 16,000 retail locations internationally and promoted by Toni Braxton, Magic Johnson and Jane Fonda). Successfully sold Dominique Cosmetics (with Top 10 Forbes beauty influencer Christen Dominique) through Ulta Beauty and Sephora. Oversee capital allocation and brand-building activities through joint ventures including ZOONI, female-focused podcast app Fictionz and beauty brand Suck Less Face & Body.

Responsible for acquiring talent portfolio collectively representing 150 million social reach and 40 billion views.

Name: Austin Bogart

Austin Bogart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Creative Director.
  Dates of Service: March, 2020 - Present
  Responsibilities: Austin does not currently receive compensation and owns about 10% of the company. The Company plans to compensate him at a rate of $8,500 a month in the future.

Other business experience in the past three years:

- **Employer:** Ready Go Ventures
  Title: Creative Director
  Dates of Service: December, 2017 - August, 2022
  Responsibilities: Developing and overseeing the overall creative vision and direction for the Company, leading a team of designers and other creative professionals, and collaborating with other departments to ensure consistency in messaging and branding for our partner brands.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more

advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Zooni app. Delays or cost overruns in the development of our Zooni app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our

Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Zooni app is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we

have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Blackboxgo Inc. d/b/a Zooni or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Blackboxgo Inc. d/b/a Zooni could harm our reputation and materially negatively impact our financial condition and business.

We plan to operate primarily in the digital entertainment realm.
The Company's primary focus is to plan to operate a social media platform and smartphone mobile application that empowers its users to view, create, share and collaborate around user-generated short- and long-form video. More specifically, we plan to enable the general public to create and edit "user-generated content" ("UGC") on their mobile devices, upload their videos to the App and distribute these videos in multiple formats including two-dimensional (2D) video, augmented reality, and, eventually, in-works 180- and 360-degree three-dimensional (3D) video, among other formats (collectively, the "User Videos"), and enable users of our platform to share these User Videos on the ZOONI mobile application on iOS and (ultimately) Android devices (the "App") and the Company's website, currently zooni.app (the "Website"), and potentially through other content distribution channels ("Other Content Distribution Channels"). The App, Company's Website and Other Content Distribution Channels shall be referenced collectively herein as the "Platform" or "Platforms".

We cannot guarantee that ZOONI, as described in the Business Plan, will generate revenue or profit.
Users of the Platform may choose not to, or be unable to, generate and create User Videos due to a lack of interest, lack of focus, personal matters, pandemic effects, acts of god, technology glitches or shutdowns, hacking, or for other reasons that we cannot control. If users of our Platforms are unwilling, uninterested or unable to create User Videos and promote these videos effectively or with sufficient frequency, such lack of effort will have a direct adverse effect on our ability to generate activity on the Platform, and negatively impact our ability to generate revenue and profit, resulting in a financial loss.

We cannot guarantee that the prospective Talent (e.g., social media influencers, creators and celebrities) with whom we are in discussions to promote the Platform will be signed with the Company.
We believe the Company thus far has been successful pitching and recruiting some social media influencers and creators (e.g., Piper Rockelle, JC Caylen) with large numbers of social media followers ("Talent") to pre-promote the Platforms and we plan to continue to recruit and sign Talent to promotional activities in exchange for equity, and/or cash and/or other forms of remuneration. However, we do not expect that all prospective Talent mentioned in the Business Plan, or with whom we are in discussions, will commit to promote the Platform. With the exception of "Piper Rockelle" and" JC Caylen", both of whom have signed promotional agreements, the Business Plan mentions specific Talent who are meant to provide a general direction of some of the Talent promotional opportunities we may

consider. Because of this, the Company can neither guarantee that any of the Talent indicated in the Business Plan will progress to sign promotional deals with us, nor guarantee that any Talent with whom we do enter into a business arrangement will lead to us generating revenue and/or profitability. And if signed, we cannot guarantee that Talent will follow-through with their contractual commitment to promote the Platform. Because our plan to grow our user base primarily relies on recruiting Talent to promote the Platform to their respective fan bases, any shortfalls in Talent promotional efforts will have an adverse effect on our ability to attract users, and thus, generate revenue.

We will operate in a new, developing and increasingly highly competitive market.
The Company plans to enable users to produce and publish a wide range of User Videos. These User Videos include, but may not be limited to: short-form (e.g., videos under ten minutes); and long-form (e.g., videos over ten minutes), as well as other produced digital content such as promotional videos (collectively, "Promotional Videos"). The markets for these Promotional Videos are constantly evolving. We expect competition in these markets to intensify even more in the future (possibly from TikTok, Instagram, BeReal, or others). While barriers to entry exist, we expect these to be minimal in some respects. To differentiate ourselves in the market for our Platform, we plan to rely on: (1) our ability to develop and deploy new and exciting Platform features and innovating the user experience; (2) competitive engagement rate on the Platform of Talents' built-in fan base(s); (3) management's key industry contacts and partnerships we may put in place; (4) our agreements including any strategic joint ventures and licenses; (5) input, collaboration and timely approvals from selected Talent; (6) the quality of the User Videos; (7) strategically devised and executed marketing plans that have the promotional support of our Talent partners; (8) consolidating products from other apps (e.g., Patreon's paywall with TikTok's short-form content discovery) in what we see as a fragmented market (e.g., combining paywall, multi-camera/simultaneous record features into one platform); (9) our plan to compensate Talent through a paywall revenue share; and (10) creating a safe (e.g., limiting trolling) social media ecosystem. However, because the barriers to entry into our market are low current and new competitors may launch competing offerings that may negatively impact the Company and its ability to generate revenue and profitability.

The Company plans to pitch and sell derivative works from some of User Videos we produce.
This may involve pitching motion pictures or television series based on the User Videos we produce with our Talent Partners. The market for selling derivative works is highly competitive and we cannot guarantee that we will be successful in selling derivative works.

One or more portions of our business will compete with a variety of other companies both online and offline in offering similar Products.
Competitive pressures created by any one or more of our competitors could have a material adverse effect on the Company. Some of our potential competitors (e.g., BeReal, Instagram, TikTok) have longer operating histories and substantially larger user bases (or work with talent with larger fan bases and broader distribution infrastructure), greater company name/brand recognition and greater financial, marketing and other resources than us. In addition, competing services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Certain of our competitors may be able to offer talent substantial upfront payments or "signing fees", leverage personal relationships with key controlling "players" such as talent and management agencies, enter into relationships with strategic partners or vendors on more favorable terms, devote greater resources to marketing and promotional campaigns,

adopt more aggressive pricing policies, provide greater revenue share to talent, and devote substantially more resources to website, apps and systems development than the Company. Competition may result in reduced operating margins, inability to obtain (or loss of) market share and an ineffectual or diminished brand franchise. There can be no assurance that we will be able to compete successfully against current or future potential competitors, and competitive pressures faced by the Company may have a material adverse effect on us. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on us. New technologies and the expansion of existing technologies also may increase the competitive pressures on us. We may face periods of intense talent remuneration and marketing competition in the future, which could have an adverse effect on our business, financial condition and results of operations.

If we cannot build strong brand loyalty with the ZOONI brand, our business may suffer.
Development and awareness of the Company's brand will depend largely on our ability to obtain a leadership position (even if a "niche" leadership position) in our market. Our brand, Platform and User Videos may not be able to gain widespread acceptance among the general public or with Talent, brands and companies interested in signing deals, marketing, advertising, sponsoring, co-sponsoring, partnering with, co-licensing or sub-licensing through our brand. Our failure to develop our brand, Platform and User Videos sufficiently would have a material adverse effect on our business, results of operations and financial condition. A change in strategy to build brand loyalty and awareness may require the change of company name, or the addition/use of a D/B/A ("doing business as") or tradename under the current or a new entity. If this should occur, the Company may lose any goodwill associated with any prior go-to-market brand used by the Company as well result in delays in the Company's ability to obtain and commercialize appropriate opportunities.

We will be dependent on the loyalty of our users and their fan bases.
Development and awareness of User Videos, our Platform and our brand will depend largely on our users' (including Talents') abilities to build and maintain their own fan bases, and promote our brand and the User Videos produced and distributed to their followers through their social media channels and on our Platforms in an impactful, authentic and consistent manner. We cannot control the manner in which Talent partners and other users will create and promote User Videos and other content to be used on the Platforms.

The Company may have certain risks associated with the production and distribution of videos.
Because the Company may perform production-related services for scripted videos ("Scripted Videos"), we must plan for the possibility of on-set or on-location accidents that may occur from time to time. Although we plan to make reasonable efforts to maintain a safe environment and to hold a liability insurance policy, accidents, injuries or death may occur as a result of such production activities. A related risk involves on-set misconduct. Because we will be working with a number of contractors who are not employees of the Company, we need to anticipate possible misconduct or harassment that might take place on set, and for which the Company also plans to carry certain insurance. While the Company believes such insurance will be readily available to it and at reasonable rates, the Company has no assurance that this will be the case. Another risk peculiar to video content is the subjective nature of what some Platform users may find to be acceptable or in good taste. There is no MPAA standard or other commonly accepted ratings standards for rating explicit VR content that might assist us or Platform users. While we do not anticipate

creating content that is intended to be offensive, because assessing such content involves a degree of subjectivity, the Company and its Scripted Videos may face criticism from individuals or groups. Such criticism may negatively impact the ability of the Company to distribute its Scripted Videos and the Company's financial results.

We will be subject to the risk of development and other supply chain constraints and rely on production of Product(s) by third-parties.

The Company plans to design, produce and sell ZOONI-branded apparel, accessories and other "merch", which may include collaborations with Talent and other users (collectively, the "Product(s)") that we plan to sell to customers on the Platforms. We plan to rely on third-party manufacturers for production of our Product(s), some of which may operate outside of the United States. The sale of Product(s) manufactured by third-party factories are important to the Company's operations. Timeliness of delivery, quality of product and cost are all factors that the Company will strive to control but in most cases these will be out of the control of the Company. There can be no assurance that the manufacturers producing the Company's Product(s) will deliver in a timely manner, the quality of the Product(s) will remain consistent and the cost of producing the Company's Product(s) will remain the same level or decrease with increased output. The Company will also rely on third party freight carriers and importers/exporters to process Product(s) through customs. The customs-clearance process can be complicated and may also result in substantial delays in deliveries to our customers. There is no assurance that the Company can ensure delay-free customs-clearances and thus prevent delivery delays to our customers which may result in cancelled orders, returns and decreased revenue.

The Company is subject to risks associated with unexpected loss of management, talent and leadership.

The Company's performance is substantially dependent on the continued services and on the performance of our senior management team and other key personnel, particularly Tom Vance, Austin Bogart and Greg Lawrance. We have not sought nor do we have in force "key person" life insurance on Mr. Vance, Mr. Bogart or Mr. Lawrance, or any other employee. Our performance also depends on our ability to retain and motivate our key personnel. Competition for such personnel is intense. The loss of the services of any of our key personnel could have a material adverse effect on the Company. Although the Company may execute employment and consulting agreements with its key employees and thirdparty vendors (freelancers), certain events may result in the loss of key personnel as terms of employment or consulting are likely to be "at will." If this were to occur, the Company plans to use reasonable efforts to hire replacements of equal experience and expertise, if available. However, delays in the hiring of new key personnel, or the inability to hire key personnel, would have a material adverse effect on our business and our profitability.

Our success will be dependent, in part, on our ability to anticipate and respond to business trends.

Our success depends, in part, on our ability to anticipate and respond to changing business trends, the evolving user experience of social media platforms, and business demands in a timely manner. Because, in most cases, the Company invests in the development and production of our Platforms, if we fail to identify and respond to emerging trends, such failure could adversely affect our business. For example, if we miscalculate either the market for the Platforms, or the consumption or purchasing patterns of our consumers, we may not generate the volume of sales that we anticipate, which could have a material adverse effect on our business, financial condition or results of operations and our profitability.

We are a start-up business in a still developing area of the mobile video, virtual reality, augmented reality and the digital social media influencer industries, and we need to manage our growth into new business, content and product areas in order to avoid increased expenses without corresponding revenues.

We will be challenged continually to expand our operations, user experience, technology, scaling of the Platform to accommodate surges in new users, and sign Talent in order to establish ourselves as a leader in the market. The growth of our operations requires us to increase expenditures before we generate revenues. For example, we expect to pay app developers, writers, graphic designers, vendors, graphic designers, customer service, factories and other in-house and freelance staff to develop the Platforms and the Product(s). Our inability to generate satisfactory revenues from the Platforms to offset costs could have a material adverse effect on our business, financial condition and results of operations. We believe establishing industry leadership also requires us to: test, research, develop and introduce new features to the Platforms; expand our market presence; sign new deals with Talent; and acquire new, or invest in, complementary businesses, products or technologies. We cannot assure you that we can successfully manage these tasks. Should our operations continue to increase, we will have to find and train even more personnel to staff our operations and provide content, customer support and back-office functions. There is no assurance that we will be able to hire or train the personnel we will need to scale and meet increased demand should it develop. If we are unable to hire such personnel, our sales may be adversely affected. Further, we will be required to establish, maintain and expand our relationships with various existing vendors, manufacturers, freelancers, consultants and related agencies. If we are unable to manage growth effectively, the Company will be materially adversely affected.

Our operating results are affected by general economic conditions and are subject to fluctuations.

We expect to experience significant fluctuations in our future monthly operating results due to a variety of factors, many of which are outside of our control. Factors that may adversely affect the Company's monthly operating results include, without limitation: our ability to attract and retain talent (including Talent for launch), online customers and strategic business partners at a steady rate and maintain satisfactory relationships with each of these constituencies; the mix of Product(s) we plan to sell (whether as monthly subscriptions, downloads, or purchases); discontinuation (whether temporary or permanent) of new Platform features and product releases, or the announcement or introduction of new Platform features or Product(s) by either us or our competitors; price competition in the industry; our ability to upgrade and develop our Platforms and systems, supply chain and infrastructure; our ability to attract new personnel in a timely and effective manner; technical difficulties, system downtime or Internet blackouts or brownouts; economic downturn among third-party retailers; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; our ability to motivate Talent to provide timely feedback and promotion of their videos through their social media channels, and similarly to be able to motivate users of the general public to create and publish their videos through the Platform and to promote their ZOONI videos through their other social media channels (such as TikTok or Instagram); the implementation of strategic alliances; the level of product returns experienced by us; governmental regulation including increased import/export duties and taxes; interruptions to our e-commerce business, which is expected to generate a significant portion of our revenues; our ability to continue to scale our distribution internationally; general economic conditions and economic conditions specific to our industry and those businesses acting as purchase providers; acts of god including pandemics; and other unforeseen events affecting our industry.

We are subject to certain information and distribution systems vulnerabilities.
To manage the expected growth of our Platforms, operations and personnel, we will be required to implement transaction-processing, operational and financial systems, procedures and controls, and to expand, train and manage our employee base. While we expect to continually evaluate the adequacy of our planned systems and controls, there can be no assurance that our accounting systems, purchasing and fulfillment systems, internal controls and management information systems will be adequate or that we will be able to upgrade or reconfigure our systems and controls to respond to our growth; an inability to do so could have a material adverse effect on the successful growth and operation of our business.

Government and union regulations may result in additional administrative costs and taxes, as well as monetary fines and penalties, which may reduce our future earnings.
Part of our product offerings rely upon Internet-based promotion, delivery and access. Because our business is dependent in large part on the Internet, the adoption of new local, state, national or international laws or regulations, and union regulations applicable to certain sectors of the entertainment industry (e.g., Screen Actor's Guild) may decrease the growth of our offerings. This could, in turn, decrease the demand for our products and services and increase our costs or otherwise have a material adverse effect on our business, results of operations and financial condition and profitability.

We may be subject to governmental regulation, new duties and taxes, changing legislation and legal uncertainties.
Information privacy is a significant concern within many sectors of society. Access to certain types of information, such as personally identifiable information, is subject to various federal, state and local statutory and regulatory privacy-related restrictions. The Company intends to comply with all applicable laws, including those involving data privacy, and has not been notified that it is in violation of any applicable federal or state laws or regulations. However, no assurances can be given that such statutes and regulations will not be interpreted or amended in a manner that would be disadvantageous to the Company or that new laws will not be enacted that may restrict the operations of the company in some manner. In such event, the continued operations of the Company may be substantially impaired. In addition, as we introduce new services, we may need to comply with additional regulations and regulatory requirements. In addition, because our Platform is available to persons in multiple states and foreign countries, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state and foreign country. At this time, we are qualified to do business in only one state, New York (and planning to move our headquarters to another state – see below), and, if required, failure to qualify as a foreign corporation in a jurisdiction where we are required to do so, could subject us to taxes and penalties for the failure to qualify or otherwise limit our rights in such jurisdictions. As a result, any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on the Company.

We will be subject to possible online commerce security risks.

We expect that our Platforms will rely on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the measures we plan to use to protect customer transaction data. Any compromise of our security could have a material adverse effect on the Company and our reputation. A party who is able to circumvent our security measures could misappropriate proprietary information, jeopardize the confidential nature of information we transmit over the Internet or cause interruptions in our operations. We may be required to expend significant capital and other resources in the future to protect against such security breaches or to alleviate problems caused by such breaches. To the extent our activities or the activities of third-party contractors involve the storage and transmission of proprietary or personal information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation or possible liability which could have a material adverse effect on us. We currently do not expect to maintain any insurance against such potential losses.

We will be subject to the risk of capacity constraints and rely on processing and systems developed by third-parties.

The satisfactory performance, reliability and availability of our Platforms, including third party transaction-processing systems that we may utilize (e.g., Authorize.net and Card Connect) and network infrastructure are critical to our reputation and our ability to attract and retain customers and maintain adequate service levels. Any system interruption that results in the unavailability of our Platforms or reduced order production or fulfillment performance would reduce the volume of goods sold and the attractiveness of our product offerings. The Company relies on certain technology, including hardware, software and analytical applications that is licensed or leased. However, there can be no assurance that the technology licensed or leased will be available to the Company on commercially reasonable terms or at all. The loss of, or inability to maintain, existing licenses, or inability to obtain necessary licenses in the future, could result in delays or reductions until equivalent technology could be developed, licensed and integrated. Any delays or reductions could have material adverse effects on the Company's business and operations. As our sales volume grows, we can be expected to require the capacity to handle thousands of simultaneous users. Our inability to procure adequate technology or to develop and upgrade further our planned technology systems or network infrastructure to accommodate increased traffic on our Internet site or increased sales volume through our transaction-processing systems may cause unanticipated disruptions, slower response times, degradation in levels of customer service and impaired quality and speed of order fulfillment, any of which could have a material adverse effect on the Company.

We will be subject to the risk of logistical system failures.

Our business, in particular our ability to successfully provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Our systems and operations may be vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We initially expect to have very limited redundant systems. We also do not have a formal disaster recovery plan and may not carry any business interruption insurance. Despite the implementation of network security measures by the Company, our servers could be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to handle customer inquiries and orders.

Because we expect to depend on third-parties to maintain our servers and communication lines for us, we may have difficulties obtaining a sufficient amount of high-quality service, which would delay our ability to process customer transactions.
Our servers or those of our third-party ecommerce and hosting solutions providers must be available for processing transactions on a regular basis in order to meet customer expectations. High-capacity communication lines must be available and operational in order to process high volumes of transactions from numerous customers. Should our selected service providers not be able to meet our requirements, we will be significantly hampered from serving our customers, and we may miss revenue opportunities. While changing providers is an option to help manage such risks, doing so would require significant time and effort on the part of our management team, which would divert their attention from other revenue generating/enhancing activities. Such an event could negatively impact our customer relationships.

Misappropriation of our intellectual property and proprietary rights could impair our competitive position.
While we plan to rely principally on trademark, trade secret and copyright law, production and licensing agreements, joint venture agreements, operating agreements, member agreements, confidentiality agreements, non-competition agreements, work-for-hire agreements and technical measures to protect our proprietary rights, we believe that the technical and creative skills of our personnel, content development, product design, distribution through third parties, continued development of our proprietary systems and technology, brand name recognition and reliable website maintenance are more essential in establishing and maintaining a leadership position and strengthening our brand. Despite our efforts to protect our Platforms, unauthorized parties, domestically and internationally, may attempt to solicit Talent, pirate or copy aspects of our Platform or obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult and expensive. We cannot assure that the steps taken by us will prevent misappropriation of design, branding, brand imagery, technology or that the agreements entered into for that purpose will be enforceable. Misappropriation of our intellectual property or potential litigation could have a material adverse effect on our business, results of operations and financial condition. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our Platforms are accessible or distributed. In addition, litigation may be necessary in the future to enforce or protect our intellectual property rights or to defend against claims of infringement or invalidity, which litigation activities could impose substantial additional costs on the Company and impact our profitability. As part of our confidentiality procedures, we expect generally to enter into agreements with our employees, consultants, contractors and other third parties and limit access to our trade secrets and technology.

The Company's technology may not be protectable.
The Company's Platform consists principally of third-party technology and components that have been licensed by, or otherwise acquired by, the Company and deployed in a manner that the Company believes will help differentiate it in the marketplace for its content. The Company is also in the process of filing a provisional patent application with respect to certain of the technology used by the Company in the Platform. However, because the Company does not have exclusive rights to utilize such third-party technology and because

the Company cannot be assured of actually obtaining an issued patent for the technology components that it seeks to patent, the Company cannot rely on its technology offerings for a competitive advantage in operating the Platform and building its brand and the related business.

We plan to rely initially on a limited number of User Videos, and any corresponding decrease in User Videos would harm our operating results.

Our initial targeted fan base is expected to be limited. Should a sufficient number of users (including the Talent) fail to commit to attract users to the Platform and/or convert current fans to users of the Platform, we may not be able to gain the momentum needed to attain and sustain our market position or to meet our fixed expenses. Future revenues (e.g., advertising, although we do not plan to generate revenue for at least the first few months from launch) from any single user may vary significantly. Although we may require customers to provide credit card information at the time of subscribing for some premium services, there is no guarantee that customers will continue to pay each month to access our Platforms as we intend to allow users to cancel anytime. Some customers may base decisions to purchase subscriptions, downloads and Product(s) according to seasonal events and their purchasing needs and patterns may be unpredictable. For example, this means that customers who account for a significant portion of our net revenue in one month may not generate significant volumes of revenues in subsequent months. These ordering patterns may result in significant fluctuations in our operating results. The results projected in the business plan are only estimates and not a guarantee of actual results or performance, and actual results may differ substantially and materially from those projected in the business plan. Our length and variable qualification and sales cycle will make it difficult to predict the timing of sales or to predict whether sales will be made, which may negatively impact our operating results.

User Videos, the Platform and Product(s) may have defects that are not detected until they are widely distributed, which could result in a loss of customers, damage to our reputation, and substantial costs.

User Videos, Platforms and Product(s) can only be fully tested for quality and reliability after they have been well distributed in the marketplace for extended periods of time. Our customers may discover errors, bugs, defects or incompatibilities after they have been distributed. Our Platforms may also have errors, bugs, defects or incompatibilities that we discover only after a system upgrade is installed or in another untimely manner. If we are unable to fix any such errors or other problems, we could experience: loss of customers; loss of delay in revenues; loss of market share; loss or damage to our brand and reputation; inability to attract new customers or achieve market acceptance; diversion of development resources; increased service and warranty costs; legal actions by our customers; and increased insurance costs.

The Company has no operating history, few tangible assets and anticipates possible future losses.

Our business is still in the early stages of development. Accordingly, we have a limited operating history on which you may base an evaluation of our business and prospects. The Company represents a developing business model and our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. To address these risks and achieve profitability, we must, among other things: further develop and refine our Platforms and Product(s); manage our third party vendors and freelancers, which may not perform consistently, deliver on-time, or may have interruptions to their business, which may in-turn interrupt our business, due to circumstance both within and outside of their control; develop our fan/Talent/customer base; sign new Talent deals and production agreements; develop, pitch and sell Derivative Works; respond to competitive developments; implement and successfully execute our business and marketing strategies; continue to develop and upgrade our e-commerce, apps, social media and information systems; provide superior customer service and service fulfillment; increase our brand name visibility; successfully introduce new Platform features and Product(s); continue to attract, retain and motivate qualified personnel, and continue to upgrade and enhance our technologies, distribution and supply chain, to accommodate expanded content and product offerings. We cannot be certain that we will be successful in achieving these goals, and there can be no assurance that we will be successful in addressing related risks, and the failure to do so could have a material adverse effect on us. Our ability to achieve profitability depends primarily upon our ability to generate and sustain substantial revenue levels generated through our Platforms. Our current and future expense levels are based largely on our planned operations and estimates of future equity and debt financings as well as revenues. Sales and operating results generally depend on the volume of, timing of and ability to fulfill orders received, which are difficult to forecast. Accordingly, any significant shortfall in revenues, from financing activities or future operations in relation to our planned expenditures would have an immediate adverse effect on us. Production, manufacturing, coding and technical problems with the initial, in development, existing and future Platform features, content and product introduction, inadequate marketing, or content and product introductions by competitors that affect our Company's sales would have a significant adverse effect on the business and operations of the Company.

We may need additional financing.

In order to develop our business, we will need to make further capital expenditures and investment. At the present time and following this offering, we plan to fund these expenditures principally through our revenue, but further debt or equity financing may be necessary to continue our growth (e.g., developing new modules for our Platforms or paying for new video or product development, cost of goods sold, marketing, sales, operating, overhead, administrative and other direct and indirect expenses), which may result in ownership dilution to investors. We cannot assure you, however, that we will succeed in raising sufficient debt or equity financing on acceptable terms or in generating sufficient funds. In addition, we may require additional funds, in addition to revenue, to sustain and expand our sales and marketing activities and our strategic alliances and hire key talent, particularly if well-financed competitors emerge or if there is a further significant shift in the way User Videos and Product(s) are distributed online and offline and ancillary services that are developed and ultimately receive customer acceptance. The Company may accrue certain debt and financial obligations that may require the investment of loans and/or equity to prevent interruption of business operations and activities. Adequate funds for these and other purposes on terms acceptable to us, whether through additional equity financing, debt financing or other sources, may not be available when needed or may result in significant dilution to future and existing equity holders. Furthermore, our lack of tangible assets to pledge could prevent us from obtaining additional financing. There are no assurances that such financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain sufficient funds from operations and external sources, it would have a material adverse effect on us.

The Company does not plan to make any distributions.

At present the Company does not plan to make any distributions or pay any dividends of any of its earnings and anticipates that any earnings will be retained by the Company to assist with the ongoing funding needs for the Company and its activities. While the Company may decide from time to time to distribute a pro rata share of any earnings that it may have to its shareholders, there is no assurance that the Company will make such distributions, which may be due to funding requirements for the Company's ongoing business activities, among other reasons.

In order to raise financing, we may need to pay finders' fees or "success fees" to individuals or organizations.
In order to raise financing in this current offering, or subsequent fundraising rounds, we may need to compensate (either in cash, equity or a combination of the two) individuals and/or organizations who introduce the Company to prospective investors. These individuals or organizations may be compensated with a finders' or success fee of varying amounts should their introductions to prospective investors result in an investment in the Company.

The Company recently merged and converted to a Delaware "C" corporation.
The Company converted from an "LLC" to a "C" corporation, which the Company finalized on January 18, 2023. Each investor is advised to consult his/her own financial, accounting, tax and legal advisors in connection with an investment in the Company.

The Share price and valuation used by the Company in the present offering was based on an arbitrary determination by the Company.
There is at present no established market for any of the Shares of the Company. The price and valuation (and related conversion details for any S.A.F.E.) used in the prior offering is ultimately an arbitrary determination by the Company, and such price may not necessarily bear any direct relationship to our assets, book value, net worth or any other recognized criteria of value. In the event that a market should develop for the Shares in the future, there can be no assurance that the market price will equal or exceed the price or valuation contemplated in the present offering.

The Company's Shares, if acquired or converted, will be an illiquid investment and subject to limits on transferability.
If purchased or converted, all of the Shares acquired are and will be "restricted securities," as the term is defined by Rule 144 promulgated under the Securities Act. The Shares will be eligible for public sale only if registered under the Securities Act or if sold in accordance with Rule 144. Presently, there is no market for our Shares. It is unlikely that an established public market will develop for our Shares at any time, nor can there be any assurance that a public market will develop for our equity interests or that substantial trading activity will occur at any time. We have no obligation or plans to file a registration statement under the Securities Act to cover a resale of any of the Shares acquired from the Company, nor are the holders of any such Shares entitled to registration rights. Investors who may need or wish to dispose of all or a part of their investment in the Company may not be able to do so except by private, direct negotiations with third parties, if at all, and then only subject to conditions set forth in the Company's Bylaws, Shareholder Agreement, Subscription Agreement and otherwise in accordance with applicable law.

Use of proceeds may vary, alter or change.
Although the Company has laid out its planned use of proceeds in the 2023 Company

Business Plan, and plans to use Financing proceeds to supplement revenue to finance the Company's operations, the Company may change the planned allocation of, or the use of, proceeds as set forth in the Business Plan. Among other things, uses for funding provided by investors under this present offering include, but are not limited to: new Platform features; new Platform algorithms; developing and investing in personnel; technology and infrastructure to support scaling of the volume of User Videos developed and produced; deposits to manufacturing vendors; hiring of freelancers or full-time staff; marketing and sales initiatives including sales/marketing related travel; salaries and salary increases to officers and managers; distributions; bonuses; operating costs and overhead; insurance; tax; debt; loans and rents; among others unforeseen business expenses. The Business Plan provides for an estimate of how the User of Proceeds shall be spent and applied, but because we cannot completely foresee future Use of Proceeds needs, the percentage of the allocation of User of Proceeds spend may differ materially from what presented in the Business Plan.

The Company plans to use a portion of this current Financing to remunerate key management.
The ability of the Company to attract and retain talented personnel to assist with the Company's growth and execution of its business plan is contingent on the Company offering competitive compensation to its personnel. In line with the Company's business plan and forecasted budget, we plan at present to allocate up to 8% of the Financing toward payment of salaries for key management such as Mr. Vance, Mr. Lawrance, Mr. Bogart, and other key administrative positions (e.g., a CTO). Because we cannot completely foresee future compensation needs, the percentage of the allocation of compensation may differ materially from what presented in the Business Plan. If the Company is unable to offer competitive compensation to its personnel such inability could have a negative impact on the Company's operations, financial results and future prospects.

The Company is controlled by its principal members.
The current principal members of the Company will continue to hold substantial amounts of the Shares of the Company. Under Delaware law, the state of the Company's organization, owners of a majority of the outstanding voting equity control the approval of significant corporate transactions.

We may have substantial Shares eligible for future resale.
The sale or availability for sale of substantial amounts of our Shares subsequent to issuances under this offering could adversely affect any market for the equity interests of the Company and the price for such equity interests, and could impair our ability to raise additional capital through the sale of our Shares. Although it has not yet done so, the Company also anticipates adopting an equity- and/or cash-based incentive compensation plan and performance bonus plan for key employees, advisors, directors, Talent and other eligible participants pursuant to which we will reserve certain Shares for issuance in connection therewith.s

The Company maintains some operating debt on loans made by Ready Acquisition Inc
Shareholder Ready Acquisition Inc. ("RAI"), as lead investor, has directly financed all of the Company's initial production and operating expenses (totaling approximately $132,000 as of the date of this Risk Disclosure Statement, which amount may increase). While the Company believes this loan amount is on favorable terms to the Company, in the interest of reducing the Company's level of indebtedness the Company may repay the loan in part or in full from one or all of the following sources: (1) from proceeds from this offering and/or

future financings, and/or (2) from Company operating revenue and income. Notwithstanding this, the Company expects to prioritize repayment of these loan amounts over member distributions (other than amounts for distributions for taxes in respect of a members' pro rata allocations of pass-through income).

The Company maintains some operating debt on loans made by Greg Lawrance.
Co-founder and shareholder Greg Lawrance has financed some of the Company production and operating expenses to date (totaling approximately $28,000 as of the date of this Risk Disclosure Statement, of which $10,000 has been repaid, leaving a balance of $18,000 outstanding). While the Company believes this loan amount is on favorable terms to the Company, in the interest of reducing the Company's level of indebtedness the Company shall repay the loan in part or in full from proceeds from this offering. Notwithstanding this, the Company expects to prioritize repayment of these loan amounts over member distributions (other than amounts for distributions for taxes in respect of a members' pro rata allocations of pass-through income).

The Company received a USPTO office action regarding its ZOONI trademark.
The U.S. Patent and Trademark Office (USPTO) informed the Company that two marks may pose a likelihood for confusion with our ZOONI mark: "Zonia" and "Zoonicorn". tWe submitted a response to their office action and amended our filing based on suggestions made by the USPTO examining attorney. We believe that we will prevail and that the ZOONI trademark will be published by the USPTO. However, we do not have assurance that this will be approved by the USPTO and, if not, we will need to assess our branding strategy and/or find an accommodation with the holders of the potentially conflicting marks.

Time and action plan may vary, alter or change.
Although the Company has laid-out its "time and action plan" in the 2023 Company Business Plan, the Company may change the proposed time and action plan for any number of reasons including, but not limited to: unforeseen market events and conditions; delays in signing Talent; delays in Talent promotions; financing delays; development and coding delays; deployment of certain app-related product roll-outs; signing of strategic partners and vendors; among others.

No exclusive duty to Company by members, officers and Directors or Talent.
The members, officers and Directors of the Company and Talent working with the Company may all have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company, other investors nor any other member has any right to interfere with, share or participate in such other investments or activities of the other members, officers and Directors or other investors or Talent in any income or revenues derived therefrom. Other than abiding by their respective contractual obligations, if any (for instance, if a shareholder is also an employee subject to an employment agreement), or fiduciary obligations, if any, to the Company, the members, officers and Directors and investors and Talent of the Company are not restricted by the Company from engaging in other business activities.

Business plan financial disclosures.
The financials included in the 2023 Business Plan are prospective and forward-looking and are not intended in any way as a guarantee of actual current or future performance or results. The financials are estimated based on earnings before interest, taxes, depreciation and amortization (EBITDA), and do not take into account deductions for: pro rata

distributions of profit to Talent (pertains to joint ventures); future distributions of profit or dividends to be paid to Company owners; periodic increases to employees' salaries; and bonus payments to managers, officers and/or owners.

Our ability to sell our product or service is affected by government regulation which can be subject to change at any time.

Our ability to sell product is affected by government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gregory Connell Lawrance	212,835	Common Stock	31.75%
Tom Vance	145,617	Common Stock	21.75%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 33,118 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 670,359 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount of equity interests outstanding on a fully diluted basis includes 61,370 shares to be issued (or reserved for issuance) pursuant to stock options or other equity incentives.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock, (ii) give and receive notices and communications, including notices of stockholder meetings and related proxy statements, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Common Stock. However, this proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Common Stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended, covering such Common Stock. Notwithstanding the foregoing, in the case of any shareholder meeting of the Company, the proxy and power granted to the CEO by the Subscriber pursuant to this Section shall only become operative if the Subscriber fails to attend and vote at, or otherwise deliver a proxy on or prior to the date of, such meeting.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

The Preferred Stock may be granted voting rights (see below for additional information)

Material Rights

The rights, preferences, privileges, restrictions and other terms of the Preferred Stock may be designated by the Board of Directors from time to time.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $1,200,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: $1 million+ subsequent financing. See below for additional information. If sufficient funds are raised in this offering the outstanding SAFE instruments will be converted into shares of Common Stock.

Material Rights

"Section 1: (a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of Units equal to the Purchase Amount divided by the Discount Price. In connection with the automatic conversion of this SAFE into Units, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of the Standard Equity Financing Units, with appropriate variations for the SAFE Equity, if applicable, and (ii) have customary exceptions applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like nonparticipating Standard Equity Financing Units. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Units); (ii) On par with payments for other SAFEs, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Units. The Investor's right to receive its Conversion Amount is (A) on par with payments for Units and other SAFEs that are also receiving Conversion Amounts or Proceeds on a similar as-converted to Units basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences)."

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $1,200,000.00
  Use of proceeds: Cost of goods sold (Technology/coding/software), marketing, administrative
  Date: February 28, 2023
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 551,679
  Use of proceeds: Shares issued as part of the conversion from an LLC to a C-Corp.
  Date: January 18, 2023
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 24,321
  Use of proceeds: Shares issued to selected influencers and service providers for services
  Date: February 28, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $20,800.00 compared to $0.00 in fiscal year 2022.

We had an opportunity to create content for a 3rd party customer in 2021. We reinvested this income into the company to support cost of goods sold. Otherwise, the company is considered pre-revenue.

Cost of sales

Cost of Sales for fiscal year 2021 was $5,536 compared to $622,834.29 in fiscal year 2022.

2022 was the first full year of custom development with our coding team: STRV. This amount resulted in a fully-functioning mobile app that we were able to successfully launch to the public in August 2022. This included coding for both the front-facing design, as well as the internal machine learning and content moderation algorithms.

Gross margins

Gross margins for fiscal year 2021 were $73,259 compared to $663,022 in 2022.

2022 was our first significant year investing in our technology through our development team: STRV. THis results in the successful build and public launch of our app in the Apple App store.

Expenses

Expenses for fiscal year 2021 were $88,523 compared to $30,187 in fiscal year 2022.

Primary reason for increase from 2020 to 2021 was the result of legal fees incurred for corporate, patent, trademark and IP- and compliance related matters. Much of this was "one-off" and necessary to be in compliance with international laws and protocols (reflected in the noteworthy reduction in expenses from 2021 to 2022).

Historical results and cash flows:

The Company is currently in the growth stage and is pre-revenue. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are pre-revenue and expect to generate revenue in 2023. Past cash was primarily generated through debt and equity financing. Our goal is to begin generating revenue in 2023 by the development and deployment of our paywall, which enables creators on our platform to create “premium” content that they can charge fans/followers to access (either as a monthly subscription or pay-to-play): akin to Twitch or Patreon.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2023, the Company had capital resources available through a capital contribution in the form of a SAFE in the amount of $40,000, of which there is a positive balance remaining as of the initial date of this offering of approximately $8,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support continued growth of our platform (software development resulting in the roll-out of new features), deployment of our strategic activation and marketing campaigns, payment of salaries to key employees and officers, and payment of outstanding amounts owed to vendors so they can continue their work (e.g., our software engineering team STRV). We believe the funds from this raise will also enable us to scale the platform, increase the number of installs and engagement time on the platform, pave the way to generating revenue and substantially increase our valuation. However, we have other investors who have expressed interest in investing in this, or subsequent, rounds. So the more traction we generate, the more likely they are to invest.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 96% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises only the minimum offering amount $14,990.58, we expect to be able to operate the company for approximately 1 to 2 months (shoestring budget), during which time we would plan to raise additional capital (and/or loans) through our current SAFE investors, and other investor candidates who have expressed interest in investing in the Company.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of almost $1,235,000, we expect to be able to operate the company for approximately 6 months at full projected burn rate. But we have the ability to extend this out if needed, by reducing some key costs/outflows, where we believe the maximum raise could potentially be stretched-out over 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated (and pursued) additional future sources of capital including other angel and institutional investors. In fact, we have a list of angel and institutional investors who had expressed an interest in our seed round, but decided to wait to consider investing in subsequent rounds (including possibly the pending Start Engine financing round). Assuming we achieve our milestones, we believe some of these investors may invest in subsequent rounds (including this pending Start Engine financing). These investors possibly represent potential investment levels from $25,000 upwards of $300,000 per investor (based on prior discussions with some of them).

Indebtedness

- **Creditor:** STRV
  Amount Owed: $243,256.00
  Interest Rate: 0.0%
  Outstanding amount resulted in fully-functioning and successfully/publicly-released app on the Apple App Store. STRV ready to resume @ 100% capacity and scale after this amount paid-off.

- **Creditor:** Greg Lawrance
  Amount Owed: $18,000.00
  Interest Rate: 0.0%
  Maturity Date: March 30, 2023
  To be paid from the current SE offering

- **Creditor:** Fenwick
  Amount Owed: $28,698.00
  Interest Rate: 0.0%
  Pay down in installments over time (~12+ months)

- **Creditor:** Smith Gambrell & Russell
  Amount Owed: $43,151.00
  Interest Rate: 0.0%
  Pay down in installments over time (~12+ months)

- **Creditor:** Ready Go Ventures
  Amount Owed: $130,417.00

Interest Rate: 0.0%
To be paid (in part or in full) only when company achieves liquidity and determines that any partial or full payment will not adversely effect company's operations.

Related Party Transactions

- **Name of Entity:** Greg Lawrance
  Relationship to Company: Co-Founder/Co-CEO
  Nature / amount of interest in the transaction: $18,000 owed (intercompany loan)
  Material Terms: To be paid back from this current financing (0% interest)

Valuation

Pre-Money Valuation: $24,997,687.11

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below. Zooni occupies a similar marketspace as Clubhouse, BeReal and Discord (social media apps). We have seen each of these companies valued based on early installs/user rates accordingly:

<u>Clubhouse:</u> $1 billion valuation based on 14.2 million installs = $70.00 per install
https://www.cnbc.com/2021/04/19/clubhouse-buzz-is-already-fading-but-andreessen-horowitz-isnt-put-off.html

<u>Be Real:</u> $587 million valuation based on 8 million installs = $73.00 per install

https://techcrunch.com/2022/10/20/sources-bereal-raised-60m-in-its-series-b-earlier-this-year-now-has-20m-daus/

<u>Discord:</u> $15 billion valuation based on 140 million users = $107.00 per user

https://www.businessofapps.com/data/discord-statistics/#:~:text=Sources%3A%20Forbes%2C%20WSJ-,Discord%20users,increase%20on%20the%20previous%20year.

We believe we can achieve 250,000 to 300,000 installs in 2023, which, at $70.00 per install, equals $25 million. Further, we successfully raised and closed our seed round ($1.2 million) using a $10 million valuation (based only on our business plan only). We have since launched in public beta, proved our go-to-market strategy, exceeded our projected performance metrics and now it's a matter of scale. Finally, we have high-value partnerships in place such as Soundcloud, which provides our users with over 200 million song tracks free of charge.

<u>Market Growth & Trends</u>

Our initial target audience comprises 13 to 30 year old social media users, broken down into the following cohorts: 13-14, 15-17, 18-24,25-30 year olds, and users of TikTok, Snapchat, Instagram, BeReal, YouTube, Patreon and Twitch. Also, younger users (<13) who are not on a platform yet... but plan to be. We calculate the overall market to total roughly 200 million individuals (U.S. only). According to Bloomberg, Gen Z (making up the core of our target market) has $360 billion in disposable income, more than double an estimate from three years ago, and Bloomberg predicts it will reach $2 trillion by 2030. In 2021, over 4.26 billion people were using social media worldwide, a number projected to increase to almost 6 billion in 2027. Our extensive market research has shown the market is not just evolving, but expected to expand significantly throughout the decade.

The Value of the Company's Assets

Zooni assets include: proprietary, copyright-protected code which enables users to create and share content on our platform. Zooni also retains very favorable licenses for use of content created on our platform: our "content library." In addition, Zooni has multiple AI-driven machine learning algorithms, which we intend to continue to evolve throughout the company's life-cycle, and finally, Zooni plans to seek patents when deemed appropriate in several areas as we build novel features for the platform.

Management's Prior Achievements & Success

Zooni was founded by three entrepreneurs who have years-long experience and success in the confluence of social media, entertainment, AR/VR content and mobile app technology development and design:

Tom Vance: Emmy award-winning Head of Studio at Jaunt, a leading immersive media and technology company that sold to Verizon in 2019. Having spent his career at the nexus of emerging technology and entertainment, Tom was the first Los Angeles-based hire for the start-up. While there he grew the team to 40 employees and took the company from pre-revenue to ~20M annually. Prior to joining Jaunt he was an executive for various film studios (20th Century Fox, New Regency and Village Roadshow) focused on expanding franchise IP in digital formats and emerging platforms.

Greg Lawrance: Leading investor and builder of top influencer-driven businesses as co-founder/CEO of Ready Go Ventures. Read Go Ventures' Influencer portfolio has represented the biggest talent in the world, with at one point a global social reach of 130 million fans and 28 billion YouTube views. Ready Go was profitable at launch having generated nearly $6 million in revenue in its first 12 months of business. Greg has been at the forefront of the influencer/social media space for nearly a decade, and having worked closing with some of the biggest influencers, has had his proverbial "ear to the rail", witnessed firsthand the emerging need in the market and worked closely with influencers to identify this whitespace that Zooni occupies.

Austin Bogart: Creative/Art Direction for brands such as: Markiplier, Jacksepticeye, Laura Clery, others. Former Art Director and Brand consultant for Motorized Precision, Solterra, Time & Oak, D6 Inc, Animal Bacon, Secret Charm and BoxEight Studios. Austin is not only responsible for the brilliant design and UX of the Zooni app, but also possesses coding knowledge.

Business Partnerships & Relationships

STRV, the Company's development firm, is based in Prague CZR. They have delivered best in class products for brands like: Microsoft, Hallmark (streaming platform), AutoDesk, Barnes & Noble, The Athletic, MedMen, among others. Our team includes top-flight front and back-end iOS engineers as well as machine learning data scientists and architects.

Edgio (formerly Verizon Media) – our video technology partner empowering the backbone of the app: handling video ingest, compression and streaming Epic Games/SuperAwesome – our partner streamlining parental visibility of younger users accounts on Zooni, ensuring user safety

SoundCloud – our music integration partner, offering our users a library of over 200 million tracks to create with

Banuba – our augmented reality partner, offering our users a library of filters to create with, and also allowing Zooni to drive revenue with branded and original content filters

This valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The company has no options or warrants outstanding. In making this calculation, we have assumed all shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,200,000 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,990.58 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,970.22, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  27.5%
  Planned allocation to pay influencers and celebrities to promote the Zooni app on their other key social media platforms (e.g., Instagram, TikTok, etc.); planned

allocation to publicist; planned allocation to marketing agency to activate “grass roots” “guerilla marketing” campaigns in designated regions (e.g., Texas, where TikTok is banned on U. of Texas campuses and possibly may be banned state-wide)

- *Research & Development*
  1.0%
  Planned allocation for focus groups and limited “product” and feature releases on the app to small, controlled groups of users (to test popularity of some features before mass roll-out to general user-base)

- *Company Employment*
  8.0%
  Salaries paid to key employees Tom Vance, Austin Bogart, Greg Lawrance and others (e.g., customer service reps, internal marketing assistants, etc.)

- *Operations*
  2.0%
  General SG&A and overhead, including legal, accounting/bookkeeping, insurance, travel, etc.

- *Working Capital*
  3.0%
  Non-COGS “technology expenses”, including server license payments, 3rd party filters and emojis (e.g., Banuba), etc.

- *Inventory*
  45.0%
  Payment to our coding team(s), which include all back-end/front-end coding work and algorithm and machine learning programming.

- *Debt*
  7.0%
  Debt and other back payments (e.g., legal, accounting, intercompany loans, etc.)

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://zooni.app/ (zooni.app/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zooni

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BlackBoxGo Inc.

[See attached]

BLACKBOXGO LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
BlackBoxGo LLC
Dover, New Hampshire

We have reviewed the accompanying financial statements of BlackBoxGo LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flow for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 10, 2023
Los Angeles, California

BLACKBOXGO LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	7	$	7,178
Prepaids and Other Current Assets		-		10,000
Total current assets		**7**		**17,178**
Intangible Assets		296,589		332,485
Total assets	**$**	**296,596**	**$**	**349,663**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	279,450	$	92,112
Credit Cards		25,394		-
Current Portion of Loans and Notes		18,000		-
Total current liabilities		**322,844**		**92,112**
Promissory Notes and Loans		127,418		150,068
Simple Agreement for Future Equity (SAFEs)		768,300		295,000
Total liabilities		**1,218,561**		**537,180**
MEMBERS' EQUITY				
Members' Equity		(921,965)		(187,517)
Total Members' Equity		**(921,965)**		**(187,517)**
Total Liabilities and Members' Equity	**$**	**296,596**	**$**	**349,663**

See accompanying notes to financial statements.

BLACKBOXGO LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ -	$ 20,800
Cost of Goods Sold	602,013	-
Gross profit	(602,013)	20,800
Operating expenses		
General and Administrative	135,564	125,520
Sales and Marketing	6,571	5,786
Total operating expenses	142,136	131,306
Operating Income/(Loss)	(744,149)	(110,506)
Interest Expense	-	-
Other Loss/(Income)	(9,700)	-
Income/(Loss) before provision for income taxes	(734,449)	(110,506)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (734,449)**	**$ (110,506)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**(77,011)**
Net income/(loss)		(110,506)
Balance—December 31, 2021	**$**	**(187,517)**
Net income/(loss)		(734,449)
Balance—December 31, 2022	**$**	**(921,965)**

See accompanying notes to financial statements.

BLACKBOXGO LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(734,449)	$	(110,506)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		37,397		39,982
Change in Fair Value of SAFEs		(19,700)		
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		10,000		(5,263)
Accounts Payable		187,337		92,112
Credit Cards		25,394		-
Net cash provided/(used) by operating activities		**(494,021)**		**16,325**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(1,500)		(350,524)
Net cash provided/(used) in investing activities		**(1,500)**		**(350,524)**
CASH FLOW FROM FINANCING ACTIVITIES				
Promissory Notes and Loans		(4,650)		44,700
Borrowing on SAFEs		493,000		295,000
Net cash provided/(used) by financing activities		**488,350**		**339,700**
Change in cash		(7,171)		5,502
Cash—beginning of year		7,178		1,676
Cash—end of year	**$**	**7**	**$**	**7,178**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

BlackBoxGo LLC was formed on September 12, 2019 in the state of New York. On December 28, 2022, the company merged with BlackBoxGo LLC, a Delaware Limited Liability Company, which is the surviving company. The financial statements of BlackBoxGo LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, New Hampshire.

Zooni is a video-only platform that uses multi-camera technology to bring friends, fans and creators together to safely create, share and collaborate. Founded by seasoned social media entrepreneurs who have seen the harm caused by cyber-bullying, trolling and negative content discovery algorithms on established social media apps. We also see the market as fragmented and struggling to stay relevant and innovative. We plan to change that by: building the safest social networking ecosystem; cultivating the next-gen paradigm in fan-creator engagement; innovating bleeding-edge formats for users to create and share content; and giving monetization power back to the creator.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets.

If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software development costs, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from video-only platform that uses multi-camera technology to bring friends, fans and creators together to safely create, share and collaborate.

Cost of sales

Costs of goods sold include the cost of internally developed software.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $6,571 and $5,786, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis.

This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2022	2021
Other Receivable		$ 10,000
Total Prepaids and other current asset	**$ -**	**$ 10,000**

4. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Software Development	$ 373,967	372,467
Intangible assets, at cost	**373,967**	**372,467**
Accumulated amortization	(77,378)	(39,982)
Intangible assets, Net	**$ 296,589**	**$ 332,485**

Entire intangible assets have been amortized. Amortization expense for the fiscal year ended December 31, 2022 and 2021 was in the amount of $37,397 and $39,982, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (37,397)
2024	(37,397)
2025	(37,397)
2026	(37,397)
Thereafter	(147,002)
Total	**$ (296,589)**

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Greg Lawrance	33.7%
Tom Vance	23.1%
Austin Bogart	10.0%
Christine Park	5.8%
Allen Hyde	3.8%
Others	23.7%
TOTAL	**100.0%**

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note- Greg Lawrance	$ 18,000	0.00%	2/1/2022	3/15/2023	$ -	$ -	$ 18,000	$ -	$ 18,000	$ -	$ -	$ -	$ 18,000	$ 18,000
Promissory Note- Ready Acquisition Inc	$ 127,418	0.00%	2019-2020	12/31/2024	$ -	$ -	$ -	$ 127,418	$ 127,418	$ -	$ -	$ -	$ 132,068	$ 132,068
Total	$ 145,418				$ -	$ -	$ 18,000	$ 127,418	$ 145,418	$ -	$ -	$ -	$ 150,068	$ 150,068

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 18,000
2024	127,418
2025	-
2026	-
Thereafter	-
Total	**$ 145,418**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	As of Year Ended December 31, 2022	2021
SAFEs 2022	$ 493,000	Fiscal Year 2022	Not set	$ 493,000	$ -
SAFEs 2021	$ 295,000	Fiscal Year 2021	Not set	$ 295,000	$ 295,000
Change in Fair Value			Not set	$ (19,700)	$ -
Total SAFE(s)	**$ 788,000**			**$ 768,300**	**$ 295,000**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of Units equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like nonparticipating Standard Equity Financing Units. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Units); (ii) On par with payments for other SAFEs, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Units. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

7. RELATED PARTY

In February of 2022, the Company entered into a promissory note agreement with Gregory C. Lawrance in the amount of $18,000. The note bears zero interest rate, and the maturity date is set to March 15, 2023. As of December 31, 2022, and December 31, 2021, the outstanding balance of this note is in the amount of $18,000 and $18,000, respectively.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through February 10, 2023, which is the date the financial statements were available to be issued.

On December 30, 2022, the Company filled a Certificate of Conversion from a LLC into Corporation. On January 18, 2023, the company was incorporated in the state of Delaware. The new company is BlackBoxGo Inc. is authorized to issue 2,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $744,049, an operating cash flow loss of $494,021, and liquid assets in cash of $7, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Zooni is not live or open to the public at this moment.

INVEST IN ZOONI TODAY!

Safer Social Media

Zooni is a pioneering, free-to-use social media app that provides what we believe to be the safest and most technologically-advanced environment for users to view, create and ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ZOONI
Safer Social Media

$0 Raised

Invest Now
$37.29 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$186.45	$25M

REASONS TO INVEST

EMPHASIS ON SAFETY, SECURITY, AND USER WELL-BEING: Zooni aims to build a safer and more engaging social media app by reducing cyber-bullying and promoting positive content discovery through its AI-driven and machine learning algorithms. Additionally, the platform is US-based and governed by US privacy laws with parental visibility control.

SIGNIFICANT MARKET POTENTIAL AND STRONG RELATIONSHIPS: Zooni is targeting a massive market of 200 million young individuals 13 -30 years old in the U.S. alone, with a disposable income of $360 billion and predicted to reach $2 trillion by 2030 (source). The company has established relationships with major Hollywood talent agencies, mega influencers and celebrities, and has technology and content relationships with Edgio (formerly Verizon Media), Epic Games' SuperAwesome and SoundCloud to support its growth.

EXPERIENCE IN TECHNOLOGY AND ENTERTAINMENT: The leadership team of the platform includes an Emmy award-winning Studio Head, a pioneering social media CEO and investor, a creative and art director with coding knowledge and an A-list engineering and data science team. Together, they bring extensive experience in technology, entertainment, social media and app development to the platform. The company has raised $1.2 million to date and has proven its go-to-market strategy with a successful beta launch with 11,000 installs and achieving #178 on the app store and exceeding our projected performance metrics with a ~ 50% install conversion rate and an average ~26 minutes per user per day spent in app in our first 30 days (comparable with Be Real, TikTok and Instagram).

*Market information provided by (source)

THE PITCH

*Zooni is a pioneering, free-to-use social media app that provides what we believe to be the **safest** and most **technologically-advanced** environment for users to view, create and collaborate. Founded by successful social media and entertainment entrepreneurs who see the harm caused by the "established" apps, Zooni's AI-driven algorithms were designed to tackle cyberbullying, reward positive content discovery and eliminate toxic posts from the platform. We believe we are the first video-only app to enable simultaneous recording between the front- and rear-facing iPhone cameras, and designed to evolve with advances in smartphone technology, avoid creating a confusing/feature-bloated platform and pioneer the most innovative formats for content creation and collaboration.*

We successfully raised nearly $1.2 million in our first round, and our app launched in a successful public beta in late 2022 through our relationships with Edgio (formerly Verizon Media), Soundcloud and Epic Games, that resulted in 11,000 installs, climbing to #178 on the Apple App Store and exceeding our projected performance metrics with a ~ 50% install conversion rate and an average ~26 minutes per user per day spent in-app in our first 30 days (comparable with Be Real, TikTok and Instagram).

OVERVIEW

Empowering Users and Creators by Democratizing Content Creation and Monetization

Zooni's user-customers include both creators and fans. Creators can use the platform for free to create, share, engage and monetize their content, while fans can connect and engage with their favorite creators for free in a safer and closer environment. Zooni's revenue sources include Creator Subscriptions, Events and Live Streams, Sponsorships, and Augmented Reality. Zooni does not plan to sell traditional digital advertising. With its focus on democratizing the idea of "influencer" and enabling anyone on the platform to monetize their content, Zooni aims to become the ultimate social media content creator studio.


zooni | the present
Fullscreen
Video Comments
Augmented Reality
Editorial Suite

THE PROBLEM & OUR SOLUTION

Revolutionizing Social Media: Zooni Addresses Issues with Safety, Privacy and User Engagement

Established social media apps like TikTok and Instagram are facing major problems that are putting the safety and security of their users at risk. These apps have been criticized for promoting negative content, such as cyber-bullying, inappropriate and misleading content, cyber security and privacy risks (source, source). The use of machine learning algorithms that reward negative content discovery and the lack of regulation around privacy have also raised concerns about the impact these apps may have on users and national security (source, source).


Forbes
yahoo!finance
Social media as we know it is ov
npr
The Instagram Story Gets a Few More Wrinkles
From Twitter chaos to TikTok bans to the metaverse, social media had a rocky 2022
Governor Abbott announces plan banning use of TikTok
MSNBC
If there is a federal ban, we will just shift to another platform that lets us be creative.
The 'Enshittification' of TikTok
The New York Times
(source)

We also believe the current user experience offered by these apps is outdated, and fans and creators are looking for more meaningful engagement and connection (source). There is a growing concern that these established apps are maturing and aging-up (i.e., becoming less “cool”) (source), and bloated with features that are not native to their platforms, causing user confusion and frustration (source).


zooni

Younger generations are looking for more personalized and tailored social media experiences that offer direct engagement and a sense of community (source). With the increase of adult content online, it is important that new and emerging platforms are more kid-friendly (source). Zooni is designed to reduce cyber-bullying by implementing video commenting and machine learning algorithms to promote positive content discovery. Our platform will be anti-advertising-based and be governed by US privacy laws. Additionally, we plan to partner with Epic Games' SuperAwesome, which maintains a database of users under the age of 13 with parental consent.


Safer
More Engaging
Consolidating Social Media
Empowering Creators
Made in the USA

The platform plans to focus on fan-creator engagement by incorporating innovative features such as video commenting, collaborative video, modscreen, DM direct, tokenized engagement and AR formats. We also expect to include next-gen content formats such as screen share and 360-degree panoramic views. In the future, VR and Web 3.0 modules are planned. The platform aims to be the safest and most collaborative fan-creator ecosystem in the market.


zooni | the future
een
Livescreen
Modscreen
Collab Video
Subscri

Rendering of future features. Images are computer generated demo versions. Product is currently under development.

As a company, we will aim to consolidate the highly fragmented social media market by integrating parts of Instagram Stories/Reels, TikTok, YouTube, Patreon and Discord. The platform is built to eventually allow creators to monetize their content directly to fans. The platform will empower creators by giving them direct monetization tools through a subscription and pay-to-play paywall model. Creators will receive the “lion’s-share” of revenue. Content-controlled sponsorship opportunities between brands and creators will also be enabled. We want Zooni to not just be a safe place for first-time users of social media to build their empires, but a platform where we give monetization power back to the creator.

THE MARKET & OUR TRACTION

Poised for Growth: Impressive Influencer Campaigns, Strong Relationships, and Product Features Ahead

Zooni is a social media app that is aimed at a massive market of 200 million young individuals aged between 13 and 30 years old in the U.S. alone. This target market, which consists mainly of Gen Z, has a disposable income of $360 billion and is predicted to reach $2 trillion by 2030 (source).


zooni | engagement

Zooni is strategically building its user base through A-list influencer and celebrity talent and a grassroots approach, and is backed by established relationships with major Hollywood talent agencies. With the latest influencer campaign showing impressive results and more celebrities lining-up, Zooni is poised to scale for success. We have already seen the built-in feature, that allows users to share Zooni content on other platforms, act as free advertising for the app.

The app launched with a public beta in August 2022 with its first influencer activation campaign. The launch was successful, resulting in 11,000 installs, a ~50% conversion rate, and in the first 30 days, a monthly active user (MAU) rate of 8.5k who spent nearly 26 minutes per day in-app. Zooni has signed another influencer, JC Caylen, who has committed to a 6-month promotional campaign, and we are in-talks with more influencers and celebrities.


Zooni
BLACKBOXGO, LLC
OPEN
5.0
4+
#178
What's New
Preview
Market of 200 million young individuals aged between 13 and 30 years old
Consists mainly of Gen Z
Disposable income of $360 billion (expected to reach $2 trillion by 2030)

Zooni has a content relationship with SoundCloud that allows Zooni users to integrate their SoundCloud account and access a library of more than 200 million tracks. In addition, Zooni has a technology relationship with Epic Games to leverage SuperAwesome's Virtual Parental Consent dashboard, giving parents of younger users more visibility and control over those accounts. The company's strategy is rooted in safety, innovation, and the strong relationships it has with top influencers and creator managers. With the next 12+ months of product features planned-out, and major influencer campaigns in-works, we believe Zooni is poised to scale for growth and success.


Beta milestones
11,000
Total Installs
25.5
(min/day)
Time in App
47.1%
Conversions

Our platform is designed and operated by founders who have experienced the evolution of social media and learned from its successes and failures over the last decade. Tom is an Emmy award-winning Head of Studio who has worked for Jaunt and various film studios. Greg is a successful investor and CEO of Ready Go Ventures, which builds product, content and technology brands with top influencers. Austin is a creative and art director who also has coding knowledge and is responsible for the design and UX of the Zooni app. Zooni's engineering and data science teams specialize in video-driven data capture, compression, moderation and streaming at ultra-low latency. Together, they bring a wealth of experience and success in the technology, entertainment, coding, artificial intelligence and social media fields.


partners
SOUNDCLOUD
EPIC GAMES
SUPER AWESOME
Edgio
banuba

WHY INVEST

Invest in the Future of Safer and Profitable Content Creation with Zooni's Innovative Technology

Using Zooni's innovative technology and an anti-advertising platform, our goal is to reduce cyberbullying and social media anxiety. We operate in the USA, are governed by US privacy laws and plan to partner with Epic Games' SuperAwesome for a safer solution to social media for younger users.


Time Spent in App
Min Per Session
Time in minutes that active users spend in the app per session, as compared to other social media platforms
Ave. Session Length (minutes)
15.0
10
5
0
TikTok
Zooni
FB
IG
Snap
BeReal

Zooni plans to revolutionize the way content creators monetize their work by offering a paywall model, like Patreon and Twitch, that allows creators to charge fans directly for access to their premium content. Zooni intends to compensate creators with the lion's-share of the revenue and reward them for their hard work. In addition, Zooni will provide sponsorship opportunities between brands and creators to promote products authentically. With the trend of authenticity ranking among the most important creator qualifications by consumers and marketers, we believe Zooni plans to be one of the platforms positioned at the forefront of this lucrative market. Invest in Zooni now to be a part of the future of content creation and monetization!


Safer Social Media
Revolutionizing the way fans and creators connect

ABOUT

HEADQUARTERS
133 Washington Street, #917
Dover, NH 03821

WEBSITE
View Site

Zooni is a pioneering, free-to-use social media app that provides what we believe to be the safest and most technologically-advanced environment for users to view, create and collaborate. Founded by successful social media and entertainment entrepreneurs who see the harm caused by the “established” apps, Zooni’s AI-driven algorithms were designed to tackle cyberbullying, reward positive content discovery and eliminate toxic posts from the platform. We believe we are the first video-only app to enable simultaneous recording between the front- and rear-facing iPhone cameras, and designed to evolve with advances in smartphone technology, avoid creating a confusing/feature-bloated platform and pioneer the most innovative formats for content creation and collaboration.

TEAM



Gregory Connell Lawrance
Co-Founder, Co-CEO & Director

For nearly a decade, Greg has been a leading investor and builder of top influencer-focused businesses as co-founder/CEO of venture studio Ready Go Ventures (RGV). RGV's creator portfolio has partnered with some of the the most influential creators in the world including Markiplier, Jacksepticeye and JC Caylen. RGV was profitable at launch, having generated nearly $6 million in revenue in its first 12 months of business. For nearly a decade, Greg has been at the forefront of the social media ecosystem, witnessing firsthand the every-changing and emerging needs in the social media market and working closely with the world's top creators to identify the whitespace that Zooni now occupies.



Thomas Andrew Vance
Co-Founder, Co-CEO & Director

Emmy award-winning Head of Studio at Jaunt, a leading immersive media and technology company that sold to Verizon in 2019. Having spent his career at the nexus of emerging technology and entertainment, Tom was the first Los Angeles-based hire for the start-up. While there he grew the team to 40 employees and took the company from pre-revenue to ~20M annually. Prior to joining Jaunt he was an executive for various film studios (20th Century Fox, New Regency and Village Roadshow) focused on expanding franchise IP in digital formats and emerging platforms.



Austin Bogart
Creative Director

Creative Director for Ready Go Ventures. Creative/Art Direction for brands such as: Markiplier, Jacksepticeye, Laura Clery, others. Former Art Director and Brand consultant for Motorized Precision, Solterra, Time & Oak, D6 Inc, Animal Bacon, Secret Charm and BoxEight Studios.

TERMS

Zooni

Overview

PRICE PER SHARE
$37.29

VALUATION
$25M

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$186.45

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,970.22

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
402

MAX NUMBER OF SHARES OFFERED
33,118

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock issuable upon conversion of the Securities, (ii) give and receive notices and communications, including notices of stockholder meetings and related proxy statements, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Common Stock or Preferred Stock issued upon conversion of the Securities. However, this proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Common Stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended, covering such Common Stock. Notwithstanding the foregoing, in the case of any shareholder meeting of the Company, the proxy and power granted to the CEO by the Subscriber pursuant to this Section shall only become operative if the Subscriber fails to attend and vote at, or otherwise deliver a proxy on or prior to the date of, such meeting.

Perks

Time-Based Perk:

Friends and Family Early Birds
Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus
Invest within the first week and receive 15% bonus shares.

Early Bird Bonus
Invest within the first two weeks and receive 10% bonus shares.

Amount-Based Perk:

$250+ | 1st Perk
Invest $250+ and receive:
2% Bonus Shares

$500+ | 2nd Perk
Invest $500 and receive:
4% Bonus Shares
Zooni T-Shirt
Verified Zooni "owner badge" on your Zooni profile

$1,000+ | 3rd Perk
Invest $1,000 and receive:
5% Bonus Shares
Zooni T-Shirt
Verified Zooni "owner badge" on your Zooni profile
First look at selected new product releases for a year after the offering (before the general public) with opportunity to provide feedback to Zooni team

$2,500+ | 4th Perk
Invest $2,500 and receive:
10% Bonus Shares
Zooni T-Shirt
Verified Zooni "owner badge" on your Zooni profile
First look at selected new product releases for a year after the offering (before the general public) with opportunity to provide feedback to Zooni team

$5,000+ | 5th Perk
Invest $5,000 and receive:
12% Bonus Shares
Zooni T-Shirt
Verified Zooni "owner badge" on your Zooni profile
First look at selected new product releases for a year after the offering (before the general public) with opportunity to provide feedback to Zooni team
360 degree camera

$10,000+ | 6th Perk Title
Invest $10,000 and receive:
15% Bonus Shares
Zooni T-Shirt
First look at selected new product releases for a year after the offering (before the general public) with opportunity to provide feedback to Zooni team
Verified Zooni "owner badge" on your Zooni profile
360 degree camera

Loyalty Bonus*: Receive 20% bonus shares in Zooni's current offering on StartEngine if you've (i) previously invested in this issuer or (ii) or indicated interest by signing up to receive news regarding the offering on Zooni's domain. Note: Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 20% bonus shares from the Loyalty Bonus.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Zooni, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $37.29 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $3,279. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The world isn't flat. So why should your content be? Welcome to Zooni, one of the world's first and among the safest, fully immersive video-only social media app.

We believe, for the first time ever, Zooni has unlocked the ability for any mobile phone to simultaneously capture videos between both the front and rear facing cameras. This allows the user to easily and instantly view and post videos in split-screen. And our innovative 360 degree format coming later this year, and our novel night-light feature enables users to post in dark environments. Zooni was developed to give our users the best experience on any social media platform anywhere, by building proprietary machine-learning algorithms.

We encourage postive content discovery, replacing text commenting with video only commenting, encouraging our users to put their best face forward. Accountability and positivity will be key to the Zooni experience.

Zooni's planned product roadmap includes developing and deploying innovative, immersive, and friction free user modules through 2023 including LIVE, which enables users to broadcast in real time in splitscreen, fullscreen, and 360 degree panoramic. Screen record, which allows users to capture their phone screen in real time.

Whether narrating over video game play or making a how-to video, users now have a content studio directly on their phone. Fullscreen, which prioritizes capturing what's in front of the user while still giving some selfie real estate for the creator. Collaborative video, which allows for two or more creators to co-create in a sequence of video poses. Zooni invites you to join us to untap and transform the hidden power of mobile, deliver users the next gen content experience unlike any other on the planet, and change the way people watch video on mobile forever. Welcome to the Zooniverse, and invest today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE LIMITED LIABILITY COMPANY UNDER THE NAME OF "BLACKBOXGO LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "BLACKBOXGO LLC" TO "BLACKBOXGO INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF JANUARY, A.D. 2023, AT 9:07 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6644159 8100V
SR# 20230167908

Authentication: 202516306
Date: 01-18-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BLACKBOXGO INC." FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF JANUARY, A.D. 2023, AT 9:07 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6644159 8100V
SR# 20230167908

Authentication: 202516306
Date: 01-18-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

DocuSign Envelope ID: 5ADE142C-B7DB-4D59-964A-95D7430CB76C

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:07 AM 01/18/2023
FILED 09:07 AM 01/18/2023
SR 20230167908 - File Number 6644159

CERTIFICATE OF CONVERSION
A LIMITED LIABILITY COMPANY TO A CORPORATION

(Pursuant to Section 265 of the Delaware General Corporation Law)

1. The jurisdiction where the Limited Liability Company first formed is Delaware.

2. The jurisdiction immediately prior to filing this Certificate is Delaware.

3. The date the Limited Liability Company first formed is February 28, 2022.

4. The name of the Limited Liability Company immediately prior to filing this Certificate is BlackBoxGo LLC.

5. The name of the Corporation as set forth in the Certificate of Incorporation is BlackBoxGo Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company has executed this Certificate as of the 18th day of January, 2023.

BlackBoxGo LLC,
a Delaware limited liability company

DocuSigned by:

By:____________________
65602C81BC8244C...
Gregory C. Lawrance,
Co-Chief Executive Officer/Manager

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:07 AM 01/18/2023
FILED 09:07 AM 01/18/2023
SR 20230167908 - File Number 6644159

CERTIFICATE OF INCORPORATION
OF
BLACKBOXGO INC.

The following Certificate of Incorporation is submitted for filing pursuant to the relevant provisions of the General Corporation Law of the State of Delaware, as amended (the "**Act**"):

I.

The name of the Corporation is BlackBoxGo Inc. (the "**Corporation**").

II.

Its registered office in the State of Delaware is located at 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of the registered agent at such address upon whom process against this Corporation may be served is National Registered Agents, Inc.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Act.

IV.

The Corporation is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**." The total number of shares which the Corporation is authorized to issue is 4,000,000 shares, 2,000,000 shares of which shall be Common Stock (the "**Common Stock**") and 2,000,000 shares of which shall be Preferred Stock (the "**Preferred Stock**"), which shall be of such series and designations and which shall have the relative rights, preferences, privileges, restrictions and other terms incident thereto as the Board of Directors of the Corporation may designate from time to time. The Common Stock and the Preferred Stock shall each have a par value per share of $0.001 per share.

V.

The name of the incorporator is Brett Lockwood and the incorporator's mailing address is 1105 West Peachtree Street, NE, Suite 1000, Atlanta, Georgia 30309.

VI.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the Act.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

VII.

To the fullest extent permitted by law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Act is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of each director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act, as so amended. Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of any inconsistent provision.

Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

IN WITNESS WHEREOF, the undersigned incorporator has executed this Certificate of Incorporation on this 18th day of January, 2023.

Brett Lockwood, as Incorporator

* * *

Exhibit G

Testing the waters communication

Greetings all —

Tom and I wanted to share a status update.

We are excited to announce that we have successfully raised $1.2 million in our first financing (from SAFE investors and other sources). This financing resulted in: (1) a live app available for download on the Apple App Store with operational machine learning, content moderation and content recommendation algorithms; (2) a successful public beta launch with our first influencer campaign in 2022 resulting in the app breaking into the top 200 apps in the Apple App Store as well as in key performance areas that exceeded our expectations; and (3) established a foundation on which we plan to raise our next financing round at a $25,000,000 valuation. More on this below.

Additionally, you may have seen or heard about the Congressional hearings involving the CEO of TikTok last week. Although the federal government has already banned TikTok on government issued devices, and many states are banning it on state college campuses, the fall-out from these hearings is leading many in the social media industry to now believe a national ban on TikTok is possible. Although a ban, if it occurs, may take time to take effect, we believe there is an ever-growing whitespace for Zooni to become a premier TikTok alternative – as we plan to be a safer, more collaborative, immersive, monetizable and technology-forward platform.

After a rigorous three-month application, compliance and on-boarding process, Zooni has been approved to raise a new $1.235 million round through our crowdfunding partner StartEngine. StartEngine is an equity crowdfunding platform that allows investors (including non-accredited investors) to invest in new startup companies. According to StartEngine, to date, StartEngine has raised more than $500 million in funds for over 500 company offerings on the platform. The platform boasts a community of over 600,000 prospective investors. Unlike startup investment platforms like Kickstarter and Indiegogo that give you rewards for donations to campaigns, StartEngine lets you buy actual equity and invest in companies for as little as $100.

The terms of the new raise are as follows:

Up to $1,234,970.22 in Common Stock at $37.29 ($33,119 shares of Common Stock)
Minimum Target Amount: $9,993.72 (268 shares of Common Stock)
Type of Security Offered: Common Stock
Minimum Investment Amount (per investor): $186.45
Valuation: $25,000,000

We hope to launch the new raise on our Start Engine portal on March 31, 2023. We will send a link to our StartEngine profile when our campaign officially launches.

We also wanted to share the opportunity for all current investors to participate in this round.

We are asking (and encouraging!) all investors to spread the word to friends, family and colleagues to invest in Zooni through our StartEngine platform — if even only for the minimum amount of $187. This will go a long way in helping us reach our maximum fundraising target, which will allow us to onboard more influencers through our activation campaigns, scale installs, increase time-in-app and build-out and deploy new features.

As always, if you have any questions, please don't hesitate to reach out to Tom and me anytime!

Sincere thanks to you all for your continued support! More to come!

Greg & Tom

Disclosure

Please note that our Crowdfunding offering is not yet live and this is a "testing-the-waters" communication, therefore: 1. No money or other consideration is being solicited, and if sent in response, will not be accepted; 2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and 3. A person's indication of interest includes no obligation or commitment of any kind.